UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Submission of Matters to a Vote of Security Holders

On April 29, 2019, the Company held its Annual General Meeting of Shareholders, at which the shareholders of the Company approved the following proposals:

(1) The approval of a reverse share split of the Company’s ordinary shares within a range of 10:1 to 150:1, to be effective at the ratio and on a date to be determined by the Board of Directors of the Company, and to amend the Articles of Association of the Company accordingly;

(2) The approval of a change of control transaction with Amarantus Bioscience Holdings, Inc. (“Amarantus”), currently a 19.99% shareholder of the Company, whereby the Company will issue to Amarantus an additional thirty percent (30%) of the Company in exchange for obtaining Amarantus’s 80.01% ownership stake in our jointly-owned subsidiary Breakthrough Diagnostics, Inc. (“Breakthrough”), such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company;

(3) The approval of a related-party, loan conversion transaction with Sorry Doll Ltd., a company owned by Assaf Gold, and S.B Nihul Mekarkein Ltd. (together, the “Assignees”), pursuant to which the Company will convert the Assignees’ existing loan to the Company in the amount of approximately US$350,000 into 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at a conversion price of ten cents (US$0.10) per share, and grant to each of the Assignees an option to purchase 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at an exercise price of twenty cents (US$0.20) per share;

(4) The approval of the entry by the Company into a related-party, distribution agreement with Care G. B. Plus Ltd. (“Care”), a company fifty-percent owned by Assaf Gold, pursuant to which the Company will appoint Care as its exclusive distributor in Israel for the Company’s breast cancer screening products;

(5) The ratification of the entry by the Company into a related-party, convertible bridge loan transaction with DPH Investments Ltd. (“DPH”), pursuant to which DPH provided the Company with a convertible bridge loan in the principal amount of $28,000;

(6) The approval of the compensation package of Dr. Herman Weiss, the Company’s Chief Executive Officer;

(7) The approval of the adoption by the Company of an executive compensation policy, in accordance with the requirements of Israeli law;

(8) The re-election of the following six directors, each to hold office until the Company’s 2020 Annual General Meeting of Shareholders: Herman Weiss, Rami Zigdon, Alon Ostrovitzky, Moshe Schlisser, Moshe Abramovitz, and Colin Bier; and

(9) The re-appointment of Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor for the year ending December 31, 2019.

The voting results were as follows:

Proposal 1	Votes For	Votes Against	Abstentions	Broker Non-Votes
Approval of a reverse share split of the Company’s ordinary shares	59,100,940	1,166	0	0

Proposal 2	Votes For	Votes Against	Abstentions	Broker Non-Votes
The approval of a change of control transaction with Amarantus Bioscience Holdings, Inc	41,115,107	0	0	0

Proposal 3	Votes For	Votes Against	Abstentions	Broker Non-Votes
The approval of a related-party, loan conversion transaction with Sorry Doll Ltd. (“Sorry Doll”), a company owned by Assaf Gold and S.B Nihul Mekarkein Ltd.	53,850,940	0	1,166	0

Proposal 4	Votes For	Votes Against	Abstentions	Broker Non-Votes
The approval of the entry by the Company into a related-party, distribution agreement with Care G. B. Plus Ltd.	55,102,106	0	0	0

Proposal 5	Votes For	Votes Against	Abstentions	Broker Non-Votes
The ratification of the entry by the Company into a related-party, convertible bridge loan transaction with DPH Investments Ltd.	47,997,897	0	0	0

Proposal 6	Votes For	Votes Against	Abstentions	Broker Non-Votes
The approval of the compensation package of Dr. Herman Weiss, the Company’s Chief Executive Officer	59,100,940	1,166	0	0

Proposal 7	Votes For	Votes Against	Abstentions	Broker Non-Votes
The approval of the adoption by the Company of an executive compensation policy	59,100,940	1,166	0	0

Proposal 8	Votes For	Votes Against	Abstentions	Broker Non-Votes
Election of Director: Moshe Abramovitz	59,100,940	1,166	0	0
Election of Director: Colin Bier	59,102,106	0	0	0
Election of Director: Alon Ostrovitzky	59,102,106	0	0	0
Election of Director: Moshe Schlisser	59,102,106	0	0	0
Election of Director: Herman Weiss	59,102,106	0	0	0
Election of Director: Rami Zigdon	59,102,106	0	0	0

Proposal 9	Votes For	Votes Against	Abstentions	Broker Non-Votes
The re-appointment of Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor for the year ending December 31, 2019	59,102,106	0	0	0

Financial Statements and Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

99.1	Press Release, dated May 3, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

Date: May 3, 2019	By:	/s/ Dr. Herman Weiss
		Name:	Dr. Herman Weiss
		Title:	Chief Executive Officer

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